Exhibit 11

Consent of Mark Petersen

United States Securities and Exchange Commission

Ladies and Gentlemen:

I, Mark A. Petersen, Professional Geoscientist (P.Geo) and Practicing Member of the Association of Professional Geoscientists of Ontario (APGO), SME Registered Member, AIPG Certified Professional Geologist (CPG), hereby consent to the use of and reference to my name, and the inclusion in the annual report on Form 40-F of New Gold Inc. of the information reviewed and approved by me relating to Mineral Resources that is of a scientific or technical nature contained therein for the financial year ended December 31, 2018.

Dated this 29th day of March, 2019

Yours truly,

/s/ Mark A. Petersen
Name:	Mark A. Petersen
APGO P.Geo. AIPG Certified Professional Geologist SME Registered Member MAP Geo Consulting